

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

June 19, 2009

Mr. David Eichinger
Chief Financial Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, TX 77056

>   **Re: Synthesis Energy Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Form 10-K/A for the Fiscal Year Ended June 30, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
>   **Definitive Proxy Statement on Schedule 14A filed January 7, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **File No. 001-33522**

Dear Mr. Eichinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief